Exhibit 99.1

XCHG Limited Reports Second Quarter 2024 Unaudited Financial Results

HAMBURG, Germany--(GLOBE NEWSWIRE) –December 13, 2024-- XCHG Limited (“XCharge” or the “Company”), (NASDAQ: XCH), a global leader in integrated EV charging solutions, today announced its unaudited financial results for the three months ended June 30, 2024.

Operational Highlights

	Three months ended June 30, 2024	Six months ended June 30, 2024
DC fast charger deliveries	438	764
NZS charger deliveries	26	51
Total EV charger deliveries	619	1,155

•
Q2 2024 DC fast charger deliveries were 438, representing a decrease of 31.8% from 642 in the corresponding period of 2023.
•
Q2 2024 Total EV charger deliveries were 619, representing a decrease of 5.4% from 654 in the corresponding period of 2023.
•
DC fast charger deliveries in the first six months of 2024 were 764, representing a decrease of 30.0% from 1,092 in the corresponding period of 2023.
•
Total EV charger deliveries in the first six months of 2024 were 1,155, representing an increase of 2.1% from 1,131 in the corresponding period of 2023.

Management Remarks

Mr. Yifei Hou, Chief Executive Officer of XCharge, commented, “We are pleased to achieve a resilient operating performance in the second quarter of 2024 despite the challenging macroeconomic environment. In this quarter, as we strove to meet customer demands and strengthen our leading position in the global industry, we delivered 26 Net Zero Series (“NZS”) chargers, representing substantial growth from the prior year, which brought our total NZS charger deliveries up to 51 for the first half of 2024. As a pioneer in the EV charger market, we are committed to enhancing our cutting-edge technologies and developing creative solutions to tackle energy problems, innovatively meeting our clients’ needs. Looking ahead, we will continue to invest in research and development, creating new commercialization opportunities and building a global green future.”

Initial Public Offering (“IPO”)

In September, the Company successfully completed its initial public offering of 3,462,223 American depositary shares ("ADSs") at a price of US$6.20 per ADS, including 128,888 ADSs that the underwriter partially exercised over-allotment options. Each ADS represents 40 Class A ordinary shares. The total offering size was approximately US$21.5 million before deducting the underwriting discounts and commissions and relevant expenses, with net proceeds of US$19.1 million.

Financial Highlights for the Second Quarter of 2024

(in USD millions, except for per ordinary share data and percentage)

	Q2 2024	Q2 2023	% Change[1]
Revenues	9.0	12.2	(26.3)
Gross profit	4.2	5.5	(23.9)
Gross margin	46.1%	44.7%	1.4
Operating (loss)/income	(0.9)	2.1	(144.9)
Net (loss)/income	(1.0)	2.0	(146.8)
Adjusted[2] net (loss)/income	(0.9)	2.0	(146.0)
Net (loss)/income attributable to ordinary shareholders	(1.3)	0.5	(390.6)
(Loss) /earnings per ordinary share-basic and diluted	(0.002)	0.001	(336.5)

1 Except for gross margin, where absolute change instead of percentage change is presented.

2 See “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” included in this release for further details.

•
Revenues were US$9.0 million for the second quarter of 2024, representing a decrease of 26.3% from US$12.2 million for the same period of 2023. Product revenues were US$8.9 million for the second quarter of 2024, representing a decrease of 26.7% from US$12.1 million for the same period of 2023. The year-over-year decrease was mainly due to the decrease in deliveries to a major customer in Europe. Service revenues were US$0.1 million for the second quarter of 2024, representing an increase of 50% from US$0.1 million for the same period of 2023. The year-over-year increase was mainly due to the increase in maintenance services revenue.
•
Cost of revenues was US$4.8 million for the second quarter of 2024, representing a decrease of 28.2% from US$6.7 million for the same period of 2023. The year-over-year decrease was mainly due to the decrease in revenue.
•
Gross margin was 46.1% for the second quarter of 2024, compared with 44.7% for the same period of 2023. The year-over-year increase was mainly due to our enhanced cost control measures.
•
Selling and marketing expenses were US$2.3 million for the second quarter of 2024, representing an increase of 74.2% from US$1.3 million for the same period of 2023.The year-over-year increase was mainly due to increases in staff costs, sales commissions and advertising expenses for business expansion.
•
Research and development expenses were US$1.2 million for the second quarter of 2024, representing an increase of 18.7% from US$1.0 million for the same period of 2023. The year-over-year increase was mainly due to the increase in staff costs for researching and developing new products.
•
General and administrative expenses were US$1.6 million for the second quarter of 2024, representing an increase of 47.4% from US$1.1 million for the same period of 2023. The year-over-year increase was mainly due to increases in staff costs, tax expenses and professional service expenses.
•
Operating (loss)/income was US$(0.9) million for the second quarter of 2024, compared with US$2.1 million for the same period of 2023.
•
Net (loss)/income was US$(1.0) million for the second quarter of 2024, compared with US$2.0 million for the same period of 2023. Excluding changes in fair value of financial instruments and gain on extinguishment of convertible debt, adjusted net income (loss) was US$(0.9) million for the second quarter of 2024, compared with US$2.0 million for the same period of 2023.
•
Net (loss)/income attributable to ordinary shareholders was US$(1.3) million for the second quarter of 2024, compared with US$0.5 million for the same period of 2023.

•
Basic and diluted (loss) /earnings per ordinary share was US$(0.002) for the second quarter of 2024, compared with US$0.001 for the same period of 2023.
•
Cash and cash equivalents were US$24.3 million as of June 30, 2024, compared with US$12.8 million as of March 31, 2024.

About XCharge

XCharge, founded in 2015, is a global leader in integrated EV charging solutions. The Company offers comprehensive EV charging solutions which primarily include the DC fast chargers, the advanced battery-integrated DC fast chargers, as well as its accompanying services. Through the combination of XCharge’s proprietary charging technology, energy storage system technology, and accompanying services, the Company enhances EV charging efficiency and unlocks the value of energy storage and management. Committed to providing innovative and efficient EV charging solutions, XCharge is actively working towards establishing a global green future that is critical to long-term growth and development.

For more information, please visit: https://investors.xcharge.com/

Use of Non-GAAP Financial Measures

We consider adjusted net income (loss), a non-GAAP financial measure as a supplemental measure to review and assess our operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of this non-GAAP measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using this non-GAAP financial measure is that it does not reflect all items of income and expense that affect our operations. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. We compensate for these limitations by reconciling this non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

We define adjusted net income (loss) as net income (loss) excluding changes in fair value of financial instruments and gain on extinguishment of convertible debt. For more information on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Exchange Rate Information

This announcement contains translations of certain EUR amounts into U.S. dollars and RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from EUR to U.S. dollars, from U.S. dollars to EUR, from RMB to U.S. dollars and from U.S. dollars to RMB are made at EUR1.0711 to US$1.00 and RMB7.2672 to US$1.00, the exchange rates on June 28, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that any amounts that could have been, or could be, converted into another currency, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to”, or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

XCharge

IR Department

Email: ir@xcharge.com

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Jenny Cai

Tel: +86 (10) 6508-0677

Email: XCharge@tpg-ir.com

Source: XCHG Limited

XCHG LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31,	As of June 30,
	2023	2024
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	15,660,786	24,258,144
Restricted cash	32,024	31,048
Accounts receivable, net	12,495,375	4,722,863
Amounts due from related parties	1,671,220	1,355,893
Inventories	6,656,708	7,481,488
Prepayments and other current assets	3,228,984	3,349,664
Total current assets	39,745,097	41,199,100
Non-current assets
Property and equipment, net	576,376	721,540
Intangible assets, net	27,130	12,256
Long-term investments	105,892	105,237
Operating lease right-of-use assets, net	505,417	1,967,458
Total non-current assets	1,214,815	2,806,491
Total assets	40,959,912	44,005,591
LIABILITIES
Current liabilities
Short-term borrowings	5,560,027	8,887,761
Accounts payable	5,750,157	5,686,213
Contract liabilities	1,332,132	2,751,296
Operating lease liabilities—current	294,028	618,793
Convertible debts	12,516,331	-
Financial liability	247,265	518,260
Accrued expenses and other current liabilities	5,027,620	4,803,217
Total current liabilities	30,727,560	23,265,540
Non-current liabilities
Operating lease liabilities—non-current	172,070	1,176,438
Other non-current liabilities	79,964	116,287
Total non-current liabilities	252,034	1,292,725
Total liabilities	30,979,594	24,558,265

XCHG LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31,	As of June 30,
	2023	2024
	US$	US$
Commitment and contingencies	-	-
Mezzanine equity
Series Angel preference shares (US$0.00001 par value; 37,500,000 shares authorized, issued and outstanding as of December 31, 2023 and June 30, 2024. Liquidation preference of US$1,200,107 and US$1,192,681 as of December 31, 2023 and June 30, 2024)	1,176,340	1,176,340
Series Angel redeemable preference shares (US$0.00001 par value; 37,500,000 shares authorized, issued and outstanding as of December 31, 2023 and June 30, 2024. Redemption value of US$1,200,107 and US$1,192,681 as of December 31, 2023 and June 30, 2024; Liquidation preference of US$1,200,107 and US$1,192,681 as of December 31, 2023 and June 30, 2024)	1,176,340	1,176,340
Series A redeemable preference shares (US$0.00001 par value; 300,000,000 shares authorized, issued and outstanding as of December 31, 2023 and June 30, 2024. Redemption value of US$8,043,015 and US$8,292,329 as of December 31, 2023 and June 30, 2024; Liquidation preference of US$7,500,000 and US$7,500,000 as of December 31, 2023 and June 30, 2024)	8,043,015	8,292,329
Series A+ redeemable preference shares (US$0.00001 par value; 118,971,900 shares authorized, issued and outstanding as of December 31, 2023 and June 30, 2024. Redemption value of US$3,732,918 and US$3,602,251 as of December 31, 2023 and June 30, 2024; Liquidation preference of US$3,720,623 and US$3,703,251 as of December 31, 2023 and June 30, 2024)	3,795,370	3,795,370
Series B redeemable preference shares (US$0.00001 par value; 602,372,700 shares authorized, issued and outstanding as of December 31, 2023 and June 30, 2024. Redemption value of US$23,253,627 and US$23,597,312 as of December 31, 2023 and June 30, 2024; Liquidation preference of US$19,286,070 and US$19,252,636 as of December 31, 2023 and June 30, 2024)	25,825,948	26,248,252
Series B+ redeemable preference shares (US$0.00001 par value; 204,195,160 shares authorized, nil and 161,977,511 shares issued and outstanding as of December 31, 2023 and June 30, 2024. Redemption value of nil and US$9,547,792 as of December 31, 2023 and June 30, 2024; Liquidation preference of nil and US$9,120,503 as of December 31, 2023 and June 30, 2024)	-	9,720,793
Total mezzanine equity	40,017,013	50,409,424
SHAREHOLDERS’ DEFICIT
Ordinary shares (USD0.00001 par value, 3,728,605,400 shares authorized, 806,200,500 shares issued and outstanding as of December 31, 2023 and June 30, 2024)	8,062	8,062
Series Seed preference shares (US$0.00001 par value; 175,050,000 shares authorized, issued and outstanding as of December 31, 2023 and June 20, 2024)	2,000,000	2,000,000
Additional paid-in capital	6,563,764	5,822,913
Accumulated other comprehensive income	1,824,365	1,858,054
Accumulated deficit	(40,432,886)	(40,651,127)
Total shareholders’ deficit	(30,036,695)	(30,962,098)
Total liabilities, mezzanine equity and shareholders’ deficit	40,959,912	44,005,591

XCHG LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)

	For the Three Months Ended
	June 30,
	2023	2024
	US$	US$
Revenues	12,204,385	8,997,506
Cost of revenues	(6,748,376)	(4,845,198)
Gross profit	5,456,009	4,152,308

Operating expenses
Selling and marketing expenses	(1,291,521)	(2,250,336)
Research and development expenses	(992,085)	(1,178,086)
General and administrative expenses	(1,117,020)	(1,646,991)
Total operating expenses	(3,400,626)	(5,075,413)

Government grants	-	104
Operating income (loss)	2,055,383	(923,001)

Changes in fair value of financial instruments	(16,412)	(256,771)
Gain on extinguishment of convertible debt	-	247,283
Interest expenses	(37,316)	(71,363)
Interest income	31,268	52,693
Income (loss) before income taxes	2,032,923	(951,159)

Income tax expense	-	-
Net income (loss)	2,032,923	(951,159)
Accretion of redeemable preference shares to redemption value	(698,646)	(368,607)
Undistributed earnings attributable to redeemable preferred shareholders and Series Seed preferred shareholders of the Company	(880,056)	-
Net income (loss) attributable to ordinary shareholders	454,221	(1,319,766)

Net income (loss)	2,032,923	(951,159)
Other comprehensive loss
Foreign currency translation adjustment, net of nil income taxes	1,774,143	53,874
Total comprehensive income (loss)	3,807,066	(897,285)

Earnings (loss) per ordinary share
– Basic and diluted	0.001	(0.002)

Weighted average shares outstanding used in calculating basic and diluted earnings per share ordinary share
– basic and diluted	656,200,500	806,200,500

XCHG LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended
	June 30,
	2023	2024
	US$	US$
Revenues	19,589,628	20,149,953
Cost of revenues	(11,038,743)	(10,332,829)
Gross profit	8,550,885	9,817,124

Operating expenses
Selling and marketing expenses	(2,460,884)	(4,379,024)
Research and development expenses	(1,734,157)	(2,165,705)
General and administrative expenses	(2,088,247)	(3,307,565)
Total operating expenses	(6,283,288)	(9,852,294)

Government grants	2,367	31,206
Operating income (loss)	2,269,964	(3,964)

Changes in fair value of financial instruments	(16,819)	(416,109)
Gain on extinguishment of convertible debt	-	247,283
Interest expenses	(73,810)	(115,156)
Interest income	52,028	81,003
Income (loss) before income taxes	2,231,363	(206,943)

Income tax expense	-	(11,298)
Net income (loss)	2,231,363	(218,241)
Accretion of redeemable preference shares to redemption value	(1,019,628)	(740,852)
Undistributed earnings attributable to redeemable preferred shareholders and Series Seed preferred shareholders of the Company	(799,231)	-
Net income (loss) attributable to ordinary shareholders	412,504	(959,093)

Net income (loss)	2,231,363	(218,241)
Other comprehensive loss
Foreign currency translation adjustments	956,545	33,689
Total comprehensive income (loss)	3,187,908	(184,552)

Earnings (loss) per ordinary share
– Basic and diluted	0.001	(0.001)

Weighted average shares outstanding used in calculating basic and diluted earnings per share ordinary shares
– Basic and diluted	656,200,500	806,200,500

XCHG LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	For the Three Months Ended
	June 30,
	2023	2024
	US$	US$
Net income (loss)	2,032,923	(951,159)
Add:
Changes in fair value of financial instruments	16,412	256,771
Gain on extinguishment of convertible debt	-	(247,283)
Non-GAAP net income (loss)	2,049,335	(941,671)

Earnings (loss) per ordinary share
– Basic and diluted	0.001	(0.002)
Add:
Changes in fair value of financial instruments	-	-
Gain on extinguishment of convertible debt	-	-
Non-GAAP earnings (loss) per ordinary share – basic and diluted	0.001	(0.002)

XCHG LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	For the Six Months Ended
	June 30,
	2023	2024
	US$	US$
Net income (loss)	2,231,363	(218,241)
Add:
Changes in fair value of financial instruments	16,819	416,109
Gain on extinguishment of convertible debt	-	(247,283)
Non-GAAP net income (loss)	2,248,182	(49,415)

Earnings (loss) per ordinary share	0.001	(0.001)
– Basic and diluted
Add:
Changes in fair value of financial instruments	-	-
Gain on extinguishment of convertible debt	-	-
Non-GAAP earnings (loss) per ordinary share – basic and diluted	0.001	(0.001)